June 27, 2012

VIA EDGAR

Russell Mancuso
Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MagneGas Corporation
Registration Statement on Form S-l Filed June 19, 2012 and June 25, 2012
File No. 333-181775

Dear Mr. Mancuso:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 26, 2012, to Luisa Ingargiola, the Chief Financial Officer of the Company, in regard to the above-referenced Registration Statement on Form S-1 filed on June 19, 2012 and June 25, 2012 (the “First Amendment” and “Second Amendment,” respectively), which amended the Company’s Registration Statement on Form S-1 filed on May 30, 2012 (the “Original Form S-1” and, as amended by the First Amendment and the Second Amendment, the “Amended S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 3 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2012 (the “Third Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended S-1, as further amended by the Third Amendment.

Prospectus Cover Page

1.
We note your response to prior comment 1 and the additional disclosure. However, your revised prospectus omits information that may not be omitted pursuant to Rule 430A. In this regard, we note the blanks in your use of proceeds disclosure on pages 4 and 12 and in the dilution section on page 12. Refer to section II.A.7 of Securities Act Release No. 33-6714 (May 27, 1987). Please revise your filing to provide the remaining required information. Further, we note your disclosure that you are selling "up to" 25 million shares of common stock. Because your prospectus appears to describe a firm-commitment underwriting, please revise your prospectus to specify the amount of securities offered rather than providing a maximum amount; distinguish this amount from the amount offered by the over-allotment option. In this regard, please show us how you concluded that the dollar amount that you have included in your fee table on the Form S-1 facing page pursuant to Rule 457(o) reflects the full amount of your offering, including the over-allotment option.

Company Response: We have revised our disclosure in the prospectus to provide all the remaining required information. We have also revised the prospectus to distinguish the amount of securities being offered from the amount offered by the over-allotment option. We have also revised the fee table to clarify that the maximum amount to be registered under Rule 457(o) is $9,660,000.  This is based on the Company selling 2,435,000 shares, including the overallotment, at a price of $4.00 per share. In the event the price is higher, we may reduce the number of shares offered or we may file an amendment to the registration statement under Rule 462(b).

Prospectus Summary, page 2

2.
Please expand your prospectus summary disclosure added in response to prior comment 2 to highlight briefly the key effects of your other offering. Also, revise your disclosure as appropriate, including your financial statements and the second and third risk factors on page 9, to reflect the reverse stock split announced in your June 25, 2012 Form 8-K. and reflected in exhibit 3.1(a).

Company Response: We have expanded our prospectus summary disclosure to highlight the key effects of our offering on the Registration Statement on Form S-1 filed on May 18, 2012. We have also revised our disclosure throughout the prospectus and financial statements, as appropriate, to reflect the reverse stock split announced in our June 25, 2012 Form 8-K.

Certain Relationships and Related Transactions, page 32

3.
Please expand your disclosure added in response to prior comment 3 to include the date of the agreement and the "date of grant" mentioned in the last paragraph. Also disclose the amount of interest paid on the debt transactions mentioned on page 32 and in the fourth paragraph on page 33.

Company Response: We have revised our disclosure to include the date of the agreement and the "date of grant" mentioned in the last paragraph of the section under the heading “Certain Relationships and Related Transactions” and disclosed the amount of interest paid on the debt transactions mentioned on page 32 and in the fourth paragraph on page 33.

Signatures, page II-S

4.	Please indicate below the second paragraph of text required on the Signatures page who is signing the document in the capacity of principal executive officer.

Company Response: We have revised the Signatures page to indicate who is signing the document in the capacity of principal executive officer.

Exhibit 5.1

5.
The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume away a relevant issue. Please file an opinion with revisions to clause (ii) of the second paragraph of the opinion and the related statement about board action in clause (iii) accordingly; see the guidance in section II.B.3 of Staff Legal Bulletin No. 19. Also, we note that the opinion in clause (b) appears to address the status of the shares in the past; please file an opinion that clearly addresses the current status of the shares.

Company Response: We have filed a revised opinion as Exhibit 5.1 that addresses all of the comments raised by the Staff.

Exhibit 23.1

6.
To the extent there is any other than a typographical change made to the financial statements please provide currently dated and signed consents from your independent accountants with your next amendment.

Company Response: We have provided currently dated and signed consents from our independent accountants with the Third Amendment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.
Sincerely,

MagneGas Corporation

By:	/s/ Ermanno Santilli
Ermanno Santilli
Chief Executive Officer